Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: February 19, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL WITH ANALYSTS HELD ON FEBRUARY 18, 2004

2003-2004 3rd Quarter Result	Air France

Conference Call:

2003-2004 3rd Quarter Results

2003-2004 3rd Quarter Results

Pierre-Henri GOURGEON

Chief Operating Officer, Air France

Good Afternoon, Ladies and Gentlemen. I am here with Philippe CALAVIA and Dominique BARBARIN to comment our third quarter results and answer your questions. We will be referring to the presentation that is available on our web site.

Key Factors in Q3

I will begin with Slide 3 – The key factors in this quarter. First, the outside environment, from an economic point of view, the outside environment is very flat and even disappointing. Six months ago, three months ago we were expecting a strong recovery, which obviously has not occurred in Europe, and in particular in France. We also have to sustain quite high fuel prices. And the last external effect, which is not negative for us, is the variation in the currency exchange rate between euro and the US dollar, mainly, with the weakness of the dollar.

From an Air France point of view, this quarter showed an increase in traffic and an increase in revenue and an improved operating margin coming back to more classic figures one could expect from our activity.

Last but not least, one week ago, on 12 February, the DG IV, the European Commission’s competition authority in Brussels announced its clearance of the Air France-KLM deal. At the same time, the DoJ in Washington announced its clearance of the Air France-KLM deal. This means that we can go ahead almost exactly in accordance with the schedule we announced a few months ago. And we will come back on that at the end of the presentation.

Passenger Activity: Good Performance in Q3

Slide 5 shows the evolution in the Passenger activity, with a growth in available seat kilometres (ASK) of 2.7% on this quarter. Traffic went up by a higher rate 3.4%, which translates into an improvement of the load factor of 0.5 points (up to 75.9%). This positive evolution in the load factor corrects the negative effect we experienced in Q1. For the April to December figures, we have only a slight decrease in the occupancy factor by 0.5 points.

Recovery Over Last 6 Months…

Slide 6 shows the variation in the three main parameters – ASK, traffic and revenue – during the three quarters. The revenue figures are provided after correction of the currency effect, which was very strong through those quarters. Q3 shows an improvement in revenue, after correction, of 4.3% for a 2.7% variation in capacity. Thanks to the second and third quarter now, the total revenue figure for the nine month period is positive, if we take into account the variation between the euro and other currencies.

…In a Volatile Environment

On the following slide (slide 7), we want to report to everybody that we are in a very volatile environment; things are changing constantly. You can see that the respective position of our growth in terms of traffic and growth in terms of capacity are changing through the year, month by month. After a very poor spring, where we suffered the final effects of the Iraqi conflict and the main effect of the SARS crisis, we performed very well in July and August. September was disappointing and we were back in positive figures in November and quite good figures in December. That was probably a rebound effect because September was disappointing. Then we were back in positive figures in November, in quite good figures in December. In January, we have

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2003-2004 3rd Quarter Result	Air France

let’s say, an average situation, which is not excellent, not a disaster. It’s in between and this keeps varying from one month to the other month.

Compared to three weeks ago, it would appear that the bird flu is behind us following on from announcements by health authorities that this disease cannot or could not be transmitted to humans. And that probably has a positive effect on everybody. We see that advanced bookings are coming back to more classic levels for Asia.

Long Haul Network: High Load Factor

The long haul network is still the driving part of our activity. We have an increase in the load factor over this quarter. Over the nine month period, the load factor is coming back to comparable figures for one year ago. This is driven by Latin America and a very good come back in Asia. We are reaching a load factor of almost 81% in this quarter on long haul activity.

Medium Haul Network: Resilient Traffic but Yield Under Pressure

The figures on Slide 9 could be slightly misleading. You can see that the growth in traffic and capacity are quite parallel, with a slight increase in the load factor. However, the yield is still under pressure and the economy is not quite as positive as it looks in the traffic figures. This confirms the need for a re-shuffle of our medium haul network, which we announced a few weeks ago and which will be put into operation at the beginning of April.

Domestic Network Holds Up Well

Our domestic network is holding up quite well. The load factor is nearly constant at 66%, and the yield is quite good and we will see that in more detail after.

Improved Net Unit Revenue

Our unit revenue per passenger kilometre is decreasing by 2.4%. This is a gross figure and we also have to take into account the 3.3% currency effect, and also a slight effect of the variation of the network configuration, which is valued at 0.1%. After these corrections, our yield is increased by 1.0%. We are very much focused on this parameter. We want to be sure that our yield is slightly growing, quarter after quarter, year after year

If we also include the load factor effect, revenue per ASK increased by 1.7%, a very significant economic performance particularly in this environment.

Commercial Performance per Network

Now let’s come to a more detailed analysis for each region of our network. Slide 12 shows the variation in ASK (blue) and variation in revenue (red), without any correction.

North America has had growth of 0.4%. We had a very strong decrease in revenue, mainly due to the 6.2% currency effect. After correction for this currency effect, we still have a decrease in turnover of 2.2%, which means a degradation of our unit revenue per available seat kilometer. North America is not really good this year.

In Latin America, the situation is very different. Latin America has come back after a very significant economic crisis. We are up in terms of capacity by 16%, with a turnover decrease by nearly 26% and the currency effect is nearly 7%. After correction for the currency effect, the growth in revenue would be 33%, which is an incredible come back on the profitability side, with unit revenue per ASK growing by something like 15% or more.

Asia is also doing well. Capacity in Q3 is back to levels close to one year ago (-2.6%), the figure for revenue is -1.4%, a little better than capacity but the exchange effect is 5.2%. After correction, revenue is growing by nearly 4%, a very significant improvement of our revenue by available seat kilometer. The traffic is also growing and in fact the traffic is only -0.3% when the capacity is -2.6%. The load factor is improving.

Africa, we have an effect of the same kind even if it is less important. With a decrease in capacity of -1.2%, the revenue decreased by 1.5%. This figure has to be corrected by 3.4% to take into account the currency effect. After this correction the growth of revenue amounts to 1.9%. This means an increase of 4% or so in revenue per available seat kilometer.

On the Caribbean and the Indian Ocean, the results are not so good. For a growth in capacity of 6.6% the revenue is decreasing by 2.3%, and the currency effect is only 1.7%. Revenue per ASK is therefore decreasing. New competitors are increasing the capacity of this area and the results are not as good as they were one year ago.

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2003-2004 3rd Quarter Result	Air France

In Europe, as you can see, the degradation in revenue is very significant (-2.3%) compared to a growth in capacity of 6.6%. After correction for the 2.4% currency effect our revenue is stable. But with a 6.6% growth in capacity, there is a very strong degradation of revenue per ASK.

As you remember, we have been re-organizing and re-defining our product and medium haul network. This will come into effect from the beginning of the summer season, on 29 March. These efforts are focused on a simplification of the product – less costs, maybe less comfort and less services, a decrease in the number of meals offered to passengers, even if we continue to offer free meals or services. And also a reduction in staffing of aircraft in line with the simplification of the product. Densification of the aircraft by a very simple effect: we can move our curtain between the fore class and the aft class and we can go there easily from four seats to six seats in a row in the fore class. All of that starting from April. Some of the modification will appear a little after, some densification will take a little more time to appear on board of the aircraft. Anyway the first economical results will be sensitive from the beginning of April.

Finally, the domestic network. You will remember how it was difficult for us and how we suffered two years ago. After a successful battle against some of our competitors, we are now back to more classic profitability levels This translates into a very significant growth in revenue, which is significantly higher than the growth in our capacity. The improvement in our revenue per ASK is in the range of 6.0% in this network.

The result is a 1% increase in the revenue, but if I take into account the currency effect you would find the 4.3% we mentioned before.

Cargo Activity

The cargo activity is so-so this quarter, mainly because of the variation in the exchange rate between the euro and the dollar and some other currencies. This is unfavourable for exports from Europe and has a negative effect on our activity, as we are more sensitive to exports than to imports, and exports are degrading.

The result of that is small growth in capacity, something like 3.5% in fact pro forma is 2.4%. Our traffic is increasing only by 1.9%, which means a slight decrease in load factor. Just to mention it the growth figure is 1 point of load factor less but you remember we also mentioned for the precedent quarters we have modification of the definition of our capacity offered in cargo. The definition has been modified and the effect of this modification of calculation is to increase the capacity by something by about 0.7 points. So the true version in load factor is 0.3 points.

The revenue is down by 7.3%. This is largely due to the currency effect, 6.3%, result is -1% in revenue per available seat kilometer. If we take in account the modification of the calculation of the capacity, this would reduce to something in the range of -0.3% or so, which means something slightly negative and not positive. So the activity is not as good as it was a year before.

Financial Results

Philippe CALAVIA

Chief Financial Officer, Air France

Thanks Pierre-Henri. Good Afternoon, Ladies and Gentlemen. Thanks to this commercial performance that Pierre-Henri has just described to you and also a good control over our operating costs, I shall comment on, our third quarter results were up. Notably, reporting gains year on year at the operating level in spite of a mediocre context especially economic context.

3rd Quarter Results

To begin with let us take a closer look at key figures for Q3 on slide 15.

First, our turnover. Turnover for the quarter was EUR 3.13 billion, very similar to last year, a mere 0.1% negative difference. This performance is all the more remarkable as we suffered the adverse effect of a strong euro that we have assessed at 3.8%. Passenger revenues showed a slight increase of 0.6%, in spite of a 3.3% negative currency impact. But revenues from Cargo and Maintenance sectors dropped respectively by 5.7% and 4.1%, after a strong, more than 6%, negative currency effect.

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2003-2004 3rd Quarter Result	Air France

On the other hand, operating expenditure fell by 1.1%, with a similar but positive currency effect.

At EUR 468 million, EBITDAR was up 4.5%, and accounted for 14.9% of our revenues against 14.3% last year. And EBIT was positive, and doubled from EUR 32 million to 61.

Non-operating results were more adverse than the previous year by exactly EUR 19 million. This is in spite of a net interest charge that was reduced by EUR 4 million, thanks to a reduction in debt and lower market interest. But other items on the income statement, and particularly currency gain much lower than last year had a negative impact. But finally we posted net profit after taxes of EUR 28 million, up 33%.

Operating Costs Under Control

So let us now move on the next slide on operating costs, slide 15. As I said earlier, we reduced our operating expenses by 1.1% for a 2.8% increase in capacity, overall capacity. This 1.1% reduction breaks down in an increase in labor costs by 5.5% and a decrease in other operating costs by 4.0%.

Concerning the labor costs, headcount was virtually stable (up 0.4%) thanks to the frozen hiring we decided last March. And the raise in staff costs was mainly fuelled by the rise in social insurance contributions especially contributions related to the 35-hour week law. The rules concerning this law changed during the last period.

Among the other operating costs which decreased by 4%, I mention the fuel costs of course that dropped 11% in spite of the jump in the price of net fuel. This result was due to the fall of course of the dollar (down 15.8%). This was also the result of an effective hedging policy that saved us EUR 34 million which represents more than 1% of our total operating costs. And finally a slight increase in consumption, up 0.5% as a result of the modernization of our fleet.

The increase in depreciation and provision costs was only due to an exceptional low provisions and write backs last year.

The drop in selling costs, down 6.7%, is a result of a reduction in commissions for travel agents applicable since last June 2003 on the French domestic market at leas. And a significant/drastic reduction in advertising expenses as part of our cost reduction measures decided last March.

Operating leases were down more than 14% as a result of a favorable dollar effect.

And finally the drop in maintenance expenses reflected several things: the fall in the dollar, which represents a large part of this item. Secondly, a decrease in our activity and with third party activity, and thirdly the re-assignment of Concorde.

Unit Costs Contained

Slide 13. Thanks to our normal cost cutting program and the additional cost containment measures implemented last March, unit costs dropped 3.2%. However, it is obvious to highlight the favorable impact on our costs due to the strong euro. The sort of the euro contributed 4.4% to this reduction. But on the other hand, the increase in fuel price, even after hedging, increased our unit costs by 0.5%. So at constant currency and fuel price, the trend in cost was slightly positive.

Nine-Month Results

Now let us go to our results for the total nine month period. Over this period from April to December, turnover dropped by 3.7% to EUR 9.3 billion – more than EUR 300 million less than last year – after a very negative currency effect of 4.1%. Operating expenditure fell by 2.2% after an equivalent/similar but positive currency effect.

Other results: EBITDAR stood at EUR 1.4 billion, down 12% and EBIT was halved (EUR 148 million compared to EUR 303 million the previous year).

On the other hand, the net interest charge was lower than last year for the same reasons mentioned on my comments on the third quarter.

And other non-operating items (currency, financial provisions) were on the contrary not as positive, mainly due to proceeds from aircraft disposals last year of EUR 20 million, which we do not benefit from this year.

Consequently, we posted a net profit after taxes of EUR 80 million, this is significantly of course lower than the previous year after the poor performance of the first half of the year.

Operating Income Before Aircraft Disposals per Sector

Let us now look at our sector contribution as usual. As I have just said, we posted an operating profit, excluding aircraft disposals, of EUR 148 million. Although less profitable than last year, the three core

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2003-2004 3rd Quarter Result	Air France

activities generated a positive EBIT and the EUR 148 million breaks down into EUR 106 million for Passenger business, 9 for the Cargo sector and finally 35 for our Maintenance activity.

Investments Funded by Cash Flow

Turning now to the next slide, we can see that our capital expenditure was funded by cash flow.

Our capex was substantially reduced following the decision made in March to defer delivery of several aircraft. Capex amounted to less than EUR 900 million as compared to over EUR 1.15 billion in the previous year.

Compared with the situation at end March 2003, the Group’s fleet in operation was exactly stable, at 360 aircraft. However, this stability masks the continuation of the modernisation of our fleet with the introduction of the new Airbus A318s, which will progressively replace the Boeing B737. In addition, we have the continuation of the upgrading of this fleet, with the phasing in of two more 747-400s to replace three 747-200s, and the phasing out of our last B767s.

Cash resources were EUR 170 million higher than capex mainly due to a positive trend in our working capital requirements, which offset the decrease in EBITDA.

Improved Gearing

Slide 21 illustrates the effect on our financial structure of the over-funding of capex. The Group’s net debt was reduced by more than EUR 200 million to EUR 2.66 billion since the beginning of the fiscal year, whereas equity grew. As a result, gearing improved from 0.71 last March to 0.65 this year.

We have maintained and improved our cash position at EUR 1.2 billion without drawing on our syndicated credit line of EUR 1 billion, which is still totally available.

Outlook

Pierre-Henri GOURGEON

Chief Operating Officer, Air France

2003-2004 Target

The environment is still uncertain and we cannot take anything for granted. Nevertheless, we believe that we can target a positive operating income, before aircraft disposals, and a net profit for the current fiscal year.

For next year, we will continue on the same growth path that was initiated at the beginning of this winter. We will continue to have growth of 5% in the passenger schedule next summer compared to the summer before.

Update on the Air France-KLM Combination

A major task for us this year will be to place the new Air France-KLM group into operation. We obtained clearance last week, as I already mentioned, and we are on schedule. The public exchange offer will probably be launched in the second half of March and we can expect the closing to occur one month later in the second half of April. We are currently working on completing information for the SEC and on responding to their various questions. Our goal is to be listed in New York so that we can also offer our shares for the public exchange offer under European exchange of the KLM New York listed shares.

After that, we will be ready to begin operations under the combination. The first effect will be visible for passengers at the beginning of June when we will show the first rationalisation of our network.

We are now ready to answer your questions.

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2003-2004 3rd Quarter Result	Air France

Question and Answer Session

Nick VAN DEN BRUL, BNP Paribas, London

You have apparently raised the target for cost cutting to EUR 1 billion. Can you say something about that. There is some statement I know about the medium haul, a reference to 100 million costs out of the system there. Can you talk a little bit about that. The first question. The second question is the remedies that were applied by the European Commission and the Department of Justice in respect of the European and US networks, can you say what impact that will have on your overall business if competition did take up the slot request that was put forward please?

Pierre-Henri GOURGEON

First, I am afraid that misleading information was given by our unions in Les Echos last week on the cost cutting measures. Our cost cutting target has not changed. In November, we announced that our cost cutting plan, starting in April 2004, was aimed at savings of EUR 600 million per year in the third year. The effect of the first year was EUR 100 million, and the effect of the second year was EUR 300 million. This leads to a cumulative effect of EUR 1 billion in savings on the total expenditures for the three years. This is the reason for the misunderstanding as many commentators interpreted this as EUR 1 billion for the last year. Of the EUR 600 million we expect in the third year, we have slightly less than EUR 100 million in cost savings through the synergies between Air France and KLM, which will have an effect on Air France. We also have an effect of about EUR 100 million due to the refurbishing of our medium haul network, which will be implemented as from April. There has been no modification of what we announced in November.

Now the second question about the remedies offered to the European Commission and the DoJ according to the answer of the European Commission – they were satisfied by the European Commission inquiries. So the remedies consist mainly in offering available slots if the competition cannot find directly in such and such an airport such a slot in order to compete with us. For example, there is no question about slot availability in Marseilles, Bordeaux or Lyon. There are questions in Amsterdam, questions in Paris (both at Charles-de-Gaulle and Orly), and in those cases we say that we agree to a number of slots according to the usual remedies as they are foreseen by the Commission, which is roughly to offer something like 40% of the number of slots we use on such and such routes. Which is the case on the Paris-Amsterdam and the same for some other routes. Only one or two long haul routes are concerned: one on Paris-New York and another one on Lagos if I remember well. It is not an easy task to define precisely what is the impact in terms of revenue or in terms of costs for Air France and KLM of those remedies. What we can say is that it is a limited impact and a reasonable impact, which does not modify at all the prospects of the deal. Once again, it will depend whether the competition steps in, whether it is successful, how it behaves, etc. Whatever it is, it will not be a very significant effect.

Chris AVERY, JP Morgan, London

Two questions heading for you Philippe, I’m afraid, detailed accounting ones. For the first one, on the profit and loss account, the costs of the fleet are significantly down on all lines – the aircraft operating lease costs are down, the maintenance costs are down, and the depreciation charge is down. I think we can understand the lease one because that is dollar denominated, and the maintenance one because there is a lot of dollars there as well. But the depreciation, the way you just showed it, you netted it with the operating provisions. But the P&L shows depreciation down, and yet you are still spending on CAPEX. How can you have a declining depreciation charge? Question two, on the debt, the detailed financial statements show that the debt is almost all euro denominated and yet there are significant quantities of capital lease obligations. This is note 14. Have you got aircraft leases, capital leases, that are euro denominated to give rise to that result? I am surprised that the dollar denomination is so small.

Pierre-Henri GOURGEON

Thank you very much for this very precise question. We are very puzzled by this question. I think most of the effects like you said are due to the variations of the currency. So with Philippe we are trying to look at the depreciation.

Philippe CALAVIA

Yes, it is true that over nine months, depreciation and mainly aircraft depreciation is down by 1.6%, which is not a very high figure. First, don’t forget that our fleet remained stable. And remember that in this

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2003-2004 3rd Quarter Result	Air France

depreciation item we account for the capitalization of our heavy maintenance works, which contains items partly denominated in dollars. This is purely the consequence of the application of the IAS 16 standard .

On the debt, you mentioned that our debt is mainly in euros. You say our financial leases ought to be denominated in dollars but we have swapped a large part of our debt so that we are no longer exposed to the dollar. The figure you can see is the breakdown of our debt by currency.

Chris AVERY, JP Morgan, London

So even the capital financial leases have been swapped?

Philippe CALAVIA

Yes, they have been swapped.

Chris AVERY, JP Morgan, London

That is another important currency exposure that we need to be aware of. OK, I’ll leave it there.

Stephen FURLONG, Day

In terms of the spread between business and economy classes, particularly in Latin America, do you see an improvement? Is business class taking off faster than economy class, and are you maintaining your market share in North and South America?

Pierre-Henri GOURGEON

We do not use these criteria as parameters so it is not always easy for us to answer this question. What I can say is that globally for the last let us say six months we have seen a modification of what was seen before, with traffic doing better in business class than in economy class. This may explain also globally the growth in our unit revenue after currency correction. But I do not have any precise figures.

Andrew LOBBENBERG, ABN AMro, London

Could I ask about the North Atlantic. I know that, a large part of the yield weakness is down to currency but it is still not exactly going very strongly. Why not? Has there been competitive entry, the profit sharing happening with Delta and that is having an effect or is there something else going on there. And the second question I would like to ask if I may about commercial costs or selling costs. They are coming down for you quite quickly but they are coming down much more slowly for you than for your competitors.

Pierre-Henri GOURGEON

We are probably have some growth of available capacity or by competitors which are practicing depressed sales, which induces a decrease of our revenue by available seat kilometer. As you mentioned, the currency effect explains just a part of it. The final result is something like -2.6% in terms of revenue per available seat kilometer through the quarter on the North Atlantic.

On the distribution costs, the distribution costs are decreasing. We may have a slower path than the competition because we have been managing that in speaking terms let us say with the main travel agents in France, the main travel organizations in France, such as we do not suffer from any boycotts or things like that. For example, it is only next year, beginning of 2005, that we intend to decrease once again the commissions and come to zero commission or so effect. And we have already announced that to the travel agencies, and they accepted it as something which has to be done and they did not see it as aggression toward their profession. So the distribution costs are decreasing and will keep be decreasing next year, when probably for the others it will be flat because they have reached …

Philippe CALAVIA

You understand, Andrew, that there is room for improvement on this item and the reduction of our future commissions for travel agents is part of our future cost controlling program. It is part of the EUR 600 million.

Pierre-Henri GOURGEON

Yes, it will be included …

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2003-2004 3rd Quarter Result	Air France

Jonathan WOBBER, HSBC, London

Thanks. Good afternoon. Three I think simple ones for you. First of all, can you remind us of your full year expected this year and also next year? Secondly, what guidance can you give on the tax rate this year and going forward? And thirdly, where do you see Group headcount going from this year into next year?

Philippe CALAVIA

We expect a full year capex of, all included, of about EUR 1.4 billion but of which over EUR 200 million corresponding to the capitalization of our heavy maintenance works. And of course, we expect to, as at the end of the third quarter, over-fund this figure, this amount of capex. For next year, our first assessments are around EUR 1.6 billion, because we enter into the fleet the new Boeing.

For the tax rate, if I can give you a guidance I say a normative tax rate of around 30% would be a good figure.

Pierre-Henri GOURGEON

30-33%

Philippe CALAVIA

Yes, around 30%.

Pierre-Henri GOURGEON

For the headcount, what we intend is not to increase the headcount next year. This is our main line. Our main line is more or less where we are on headcount.

Philippe CALAVIA

It is one of the most important headings of our future cost cutting plan to improve our productivity, to grow results without increasing the headcount. That is one of the topics we are being discussing with our unions and especially the flight attendants.

Chris REED, Credit Suisse, London

I’ve just got two question. Firstly, on the cost savings generated from the merger with KLM. You have obviously given some figures but I guess where the shares are now we probably need a little bit of comfort on specifically what sort of programs and how you are going to deliver those cost savings. Is there any chance you could sort of be more specific and actually say how the cost savings are going to happen? I think the second question is just if you have any comments on the French government and their plans to sell down the stake and whether or not that will be influenced by your intention to list in the US or whether you see that as more a medium term issue?

Pierre-Henri GOURGEON

We have presented already some details of the various cost savings we are expecting. As you remember, the main effect we are trying to derive from our grouping is an improvement in our commercial efficiency. We would have rationalization of the network which will have a very significant effect and which will start soon. That will have an effect on revenue as well as on costs. We will have also savings in a lot of back office aspects like purchasing, like computer expenditures. We will have also some effect probably through the Maintenance and Repair divisions in saving of stocks, engines or spare parts and things like that. There are a number of those savings which all of them has been evaluated with a cautious approach, and has been decreased compared to what we were calculating after being reviewed by a third party, which was in this case Boston Consulting Group. And as a result, we have been presenting only those figures which have been once again decreased compared to what KLM or Air France calculated before we reached the announcement of the deal. A number of people have said that our savings or our synergies are not high enough and so. I will just recall you that the result is supposed to be in the EUR 500 million for the total Group reached at the fifth year. But if those figures are not seen very high what should keep in mind is those figures are pretty sure and that we do not see really difficulties to reach those figures, and we even think we can probably do little better. We hope we will do so. As usually, we will be quite cautious in our approach and in our commitment. So let us just say that those figures will not be difficult to reach.

Now, the second question about the French government. I am not informed about what the government intends to do. I can just remind you that, at various occasions, ministers of transport or finance in France said that the intention of the government was to decrease its shareholding in Air France from as it is today 54% or so to something around 20%. Those figures can be slightly adapted if think not only in Air France but

Paris, 18 February 2004

2003-2004 3rd Quarter Result	Air France

in Air France-KLM after the offer, the Air France structure in capital will be increased by the new shares created. So the government will have 45% and will decrease from 45% to probably somewhere around 20 and possibly less. The intention is there and is relatively confirmed. It is hard to say when. It is probably somewhere in the year but it is very hard to say when.

Damien HORTH, UBS, London

Good afternoon, gentlemen. I am sorry I did miss your CAPEX number of fiscal year 2004. I think you said EUR 1.6 billion for 2005. Could you also just remind us your capacity growth plans for the fourth quarter, and your actual capacity growth which is going to come through in 2005? The other question I’ve got is a little bit more conceptual. KLM and British Airways have given us a margin target of 10% you know some time in the future. I am just wondering given the structural differences between Air France, KLM, British Airways and the rest of the sector, what we should be looking at as a long term target for margins within the combined entity?

Pierre-Henri GOURGEON

The CAPEX figures for 2004 are around EUR 1.4 billion for the current year, and next year is 1.6 billion.

Philippe CALAVIA

Including the capitalization of our maintenance works, which is 200 or 250 generally speaking.

Pierre-Henri GOURGEON

Our growth. In terms of the Passenger activity, the main activity, for next summer for example our growth will be 5% compared to what was planned last summer. Compared to what was done it is more because we had to decrease because of SARS our activity on Asia mainly. So if we take the real figures which will be published at the end of this winter, our growth next summer season compared to the last summer season is 8% in fact for the total of the company expressed in available seat kilometer. The real growth in terms of activity is more by comparison to what was planned just because we had a number of reasons for not exactly producing what we were expecting. Last year we had also the strike in the air traffic control and things like that.

Now the lost question about our long term figures. Generally, we do not have as much a precise goal as British Airways has been always enlighting. And we would be happy if we could be in a position to say that we will have a 10% net margin after tax as a goal. We better express our goal in terms of return on capital employed. And normally what we use as a figure in Air France is 8% as a goal, which is supposed to be somewhere in three years from now and maybe a little bit before. Right Philippe?

Damien HORTH, UBS, London

Is that return on shareholders funds or is that … ?

Philippe CALAVIA

Capital employed includes the debt, the debt plus equity and operating leases included. Then we calculate the ratio of what we expect as EBIT, operating profit compared to that. So it is our ROCE in French.

Chris AVERY, JP Morgan, London

Sorry, one clarification. You have given a headcount number that you were hoping to keep flat. For the new fiscal year what kind of wage drift would we expect on the existing employees all getting their seniority raises? Is it 2% or 5%?

Pierre-Henri GOURGEON

No, it is more than that. 2% is the average inflation expected this year, something like that. Normally we compensate for the inflation. What we have in more is a slight increase in wages and mainly the individual promotion or increased skills justifying increased wages and things like that. Globally, what one can expect as average for an individual being employed in the company an evolution of something like 4%. Then from that what has to be taken in account if you want to calculate the global effect on the company, would be the departure of old people and replacement by young people. This effect always exists. It exists even if you have a stable headcount because you have a number of people leaving. But if you are growing your staff numbers it is even stronger than that. So that is the reason for which in the past when our headcounts were significantly growing you may have seen the unit costs per employee going down. And more than that you have to take into account the foreign exchange variation. We have a number or people which are not paid in euros and so on. For next year, it is probably more than 2% once could expect as a growth for staff costs. It is probably something … normally it should be in the range of 4% of something like that. Philippe?

Paris, 18 February 2004

2003-2004 3rd Quarter Result	Air France

Philippe CALAVIA

3% to 4% maybe.

Chris AVERY, JP Morgan, London

Thank you. I did not realize it was so complicated.

Nick VANDELBUK, BNP Paribas, London

Hi, I just have a follow up question on the impact of the strikes around you that may have some impact on you, in particular the strikes in Alitalia on the joint venture and also the air traffic controller strikes at Orly and partially at CDG. Can you quantify what the impact is of that in the current quarter in terms of either revenue or operating profit.

Pierre-Henri GOURGEON

Yes, it will not be very strong in fact. It is quite disturbing. The ongoing traffic controller strike at Orly is quite disturbing, especially for passengers trying to move through our domestic network. Nevertheless, this is just a part of our activity. The global revenue every day from Orly is something like just 15% or less of our total revenue, and it has not been completely cancelled by far. Even if we only have about 40% of our flights, in terms of traffic we probably carry something like 60% of the traffic because we have very high load factor. As a result of this, one could at a maximum consider that the cost would be a few millions of euros for four days of strikes – one last week, three this week. And as far as we know, we expect the strike to be ended now. Normally, today or the day after we will operate normally or very close to normal activity. We did not have any revenue effect on Charles-de-Gaulle. The effect we had was a number of delays but not real significant cancellations. So in terms of revenue or profit on Charles-de-Gaulle and on all the international network it did not have really an effect. So that is where we are on the Orly strike.

For the Alitalia strike, you are right: it probably does have an effect but it is probably quite small. I do not have any evaluation but it is not significant for the results of the quarter certainly.

Chris REED, Credit Suisse, London

Thanks. It was just a question on the European trading. Obviously you have highlighted that yields are relatively weak. Could you go into a bit more detail there about exactly why they are so weak and also perhaps maybe comment on how low you think yields will actually get in Europe. I guess the problem is that European and domestic French yields are twice effectively the long haul yields in your network. Thanks.

Pierre-Henri GOURGEON

The yield has been going down for the past two years on European routes, and that has been seen on all major network airlines. The decrease of yield is a consequence of the low cost development on a number of those routes. On the point to point traffic we have of course been developing, offering, a low fares leading to a very strong pressure to decrease the yield. What we have done is, Air France and also Lufthansa or British Airways is try to react to that by offering new fares, fares which are answering more precisely the demand expressed by customers which was to have lower fares. And in exchange we are reducing the product, we are densifying the aircraft and things like that. For example, in Air France, when the yield is decreasing it can be because we have less business class passengers and more economy class passengers. There is a bias on this respect that has to be taken into account, which is the fact that our fore class is four seats in a row, our aft class is six seats in a row. The frontier is a moveable curtain. So when the demand on such or such flight is decreasing in business class, the curtain moves ahead to reach the cockpit nearly. Then we increase the number of seats for a given aircraft for a given cost. One had to think of that because it means reducer trick in the calculation. The decrease in yield does not translate immediately in a decrease of the results in this precise case. For example, when we foresee the future we say that we will densify the aircraft. In fact, it will be significantly through this move that the aircraft will be densifying. It will also be by adding two or three seats here and there by reducing a piece of galley, which will not be done 1 April but later somewhere because it takes some months. But the first effect you will see from the summer season probably will be this move of the curtain between business class and aft class. In some routes, we will even stop the business class offer all together. We will be operating like we are the domestic network. You will remember also that we had a business class on the domestic flight from Charles-de-Gaulle up to 31 October 2003, and we stopped it on 1 November. We decided that the yields were not enough and the demand was not enough to maintain this business class offer for domestic flights from Charles-de-Gaulle and now we offer six seats in a row whenever it is from Charles-de-Gaulle.

Paris, 18 February 2004

2003-2004 3rd Quarter Result	Air France

I thank you all very much for your attention and your time and I hope we answered correctly your main questions. Thank you very much

Paris, 18 February 2004